Exhibit 99.1

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE:	604.685.WIND (9463)
VANCOUVER, BC, V6C 3E8	FACSIMILE:	604.685.9441
	www.westernwindenergy.com

N E W S   R E L E A S E

December 20, 2010

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 53,876,468

Gamesa to Supply 60 Wind Turbine Generators to Western Wind Energy for New California Wind Farm, Contract Includes 10 Years of Maintenance

Western Wind Energy Corp ("Western Wind Energy”) is pleased to announce that it has purchased 120 megawatts of Gamesa G8X Series wind turbines.

Gamesa, a world-leading player in the design, manufacture and maintenance of wind turbines, has been awarded a contract to supply a total of 120 MW of capacity to the Windstar wind project, which is being developed by Western Wind Energy Corporation at the Tehachapi Pass in southern California.

It will be the largest wind farm developed to date in the United States by Vancouver, Canada-based Western Wind Energy and also Gamesa's first contract with this developer, which has wind power projects in California, Arizona and Ontario.

The agreement also includes Gamesa providing operation and maintenance services for the next ten (10) years.

Supply of 60 Wind Turbines Starting in April 2011

Gamesa is to supply Western Wind Energy with a total of 60 wind turbine generators from its G8X-2.0 MW platform with deliveries starting in April 2011. The two models from the G8X-2.0 MW platform supplied under this contract will be manufactured at their factory in Fairless Hills, Pennsylvania.

All the turbines, which are specifically designed for high temperature, will be installed on 67-meter towers. Gamesa will also supervise construction of the wind farm, to commence immediately. Western Wind Energy has a 20-year agreement to supply electricity to Southern California Edison.

"This agreement is a first with an important new customer, Western Wind Energy, and will strengthen our footprint and leading position in the US market", said Dirk Matthys, CEO of Gamesa for North America.

Jeffrey J. Ciachurski, CEO of Western Wind Energy, noted that "following a rigorous process of due diligence among the main manufacturers, we chose the Gamesa G8X-2.0 MW platform because of its robustness and excellent performance, considering also that there are over 9,200 MW installed worldwide".

Western Wind Energy Corp. is utilizing funds from the Section 1603 Program to partially fund the construction of the Windstar Wind Farm. This program, created as part of the American Reinvestment and Recovery Act (ARRA) that was enacted in February 2009, provides an optional cash payment for developers in lieu of a 30 percent investment tax credit (ITC) and production tax credit (PTC).

The US, a strategic market that already accounts for 22% of revenues

Gamesa has been operating in the US since 2005; it has two manufacturing plants in Pennsylvania employing over 800 people and with production capacity of over 1,000 MW/year.

The US market, which Gamesa has designated as strategic, accounts for 22% of the company's total worldwide wind turbine generator sales. Gamesa expects to steadily increase its presence and sales in the region: it projects 15% average annual growth in sales in the US between 2009 and 2013.

About Gamesa (www.gamesacorp.com)

With more than 15 years of experience, Gamesa is one of the world's leading companies in the design, manufacture, installation and maintenance of wind generators; to date, it has installed close to 20,000 MW in twenty-six countries on four continents.

“Western Wind Energy Corp. was recognized as a TSX Venture 50® company in 2010. TSX Venture 50 is a trade-mark of TSX Inc. and is used

GAMESA is also a world leader in the development, construction and sale of wind farms, having installed over 3,500 MW, and it has a portfolio of more than 22,000 MW of wind farms at varying stages of development in Europe, America and Asia.

The company has 30 production facilities in Europe, the US, China and India, annual production capacity of 4,400 MW, and over 7,000 employees worldwide.

About Western Wind Energy Corp.

Western Wind is a vertically integrated renewable energy electrical production company that currently owns over 500 wind turbines with 165.5 MW of rated capacity, either in production or in construction, in the States of California and Arizona. Western Wind further owns additional development assets for both solar and wind energy in California, Arizona, Ontario, Canada and in the Commonwealth of Puerto Rico.

Western Wind is in the business of owning and acquiring land sites and technology for the production of electricity from wind and solar energy. Management of Western Wind includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
Chief Executive Officer

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain statements in this press release constitute “forward-looking statements” under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as “expects”, “anticipates”, “intends”, “projects”, “plans”, “will”, “believes”, “seeks”, “estimates”, “should”, “may”, “could”, and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements in this news release include, but are not limited to, the Company’s intended use of proceeds from the Offering.

These statements are based on management’s current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements. Such factors include, but are not limited to, the Company’s ability to profitably utilize the lands as planned and the other factors discussed in the Company’s annual report and annual information contained in the Company’s 20F Annual Report filed with the United States Securities and Exchange Commission and securities regulators in Canada. Forward-looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.

“Western Wind Energy Corp. was recognized as a TSX Venture 50® company in 2010. TSX Venture 50 is a trade-mark of TSX Inc. and is used